United States securities and exchange commission logo





                                January 18, 2022

       Steven Kobos
       President and Chief Executive Officer
       Excelerate Energy, Inc.
       2445 Technology Forest Blvd., Level 6
       The Woodlands, TX 77381

                                                        Re: Excelerate Energy,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 7,
2022
                                                            File No. 333-262065

       Dear Mr. Kobos:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2022 letter.

       Registration Statement on Form S-1 filed January 7, 2022

       Dividend Policy, page 64

   1. Please disclose whether your dividend policy will be reflected in any written policies of the company.
   2. We note your disclosure that your financing arrangements, including your new credit facility, place certain
direct and indirect restrictions on your ability to pay cash dividends.
                                                        Please disclose such
restrictions.
 Steven Kobos
FirstName  LastNameSteven Kobos
Excelerate Energy, Inc.
Comapany
January 18,NameExcelerate
            2022          Energy, Inc.
January
Page 2 18, 2022 Page 2
FirstName LastName
Certain Relationships and Related Persons Transactions
Stockholder's Agreement, page 142

3. We note your disclosure that you will enter into a stockholder's agreement with EE
         Holdings which will specify that EE Holdings will have the right to designate a certain number of nominees for election to your board of directors, and also that you will not take certain significant actions without the prior written consent of EE Holdings, so long as EE
         Holdings beneficially owns (directly or indirectly) a specified percentage of your outstanding voting power. Please revise to include risk factor disclosure regarding such provisions.
Exhibits

4. Please file a copy of your Short Term Incentive Plan, your executive severance plan, and your change in control severance plan. Refer to Item
601(b)(10)(iii)(A).
        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Hillary Holmes